

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 14, 2015

Via E-mail
Barbara J. Desoer
Director and Chief Executive Officer
Citibank, N.A.
399 Park Avenue
New York, New York 10043

> **Re:** **Citibank Credit Card Issuance Trust**
> **Citibank Credit Card Master Trust I**
> **Citibank N.A.**
> **Registration Statement on Form SF-3**
> **Filed November 16, 2015**
> **File Nos. 333-208054, 333-208054-01 and 333-208054-02**

Dear Ms. Desoer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2. Please file your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Form of Prospectus

Cover Page

3. It appears from your cover page disclosure that interest payments on the notes will be made quarterly, however, your disclosure on pages 3-5 of your summary of terms indicates that interest payments will be made either semi-annually or monthly, depending on whether the issued notes are fixed- or floating-rate notes. Additionally, pages 21-22 of your prospectus summary appear to only contemplate floating-rate notes with a monthly interest payment. Please advise and revise as necessary here and throughout your prospectus to clarify the distribution frequency for each type and class of notes. See Item 1103(a)(3)(v) and Item 1113(b) of Regulation AB.

4. We note that you contemplate several forms of credit enhancement throughout your prospectus in addition to the subordination and derivative agreements disclosed on the cover page. For example, we note references throughout the prospectus regarding a Class C Reserve Account that will provide credit enhancement for Class C notes and on page 10 of your prospectus regarding interest rate swaps. Please revise your cover page to indicate that you will disclose all applicable credit enhancement or other support, including counterparty information where applicable, contemplated by Items 1114(b) and 1115 of Regulation AB. See Item 1102(h) of Regulation AB.

Prospectus Summary, page 18

5. We note your disclosure on page 140 of the prospectus regarding servicer compensation. Please revise here to summarize the amount or formula for calculating the fee that the servicer will receive for performing its duties, and identify from what source those fees will be paid and the distribution priority of those fees. Refer to Item 1103(a)(7) of Regulation AB.

6. Please also revise to indicate that you will disclose the amount and distribution priority of asset representations reviewer fees and expenses to be paid from finance charge and/or principal collections. See Item 1103(a)(3)(vi) of Regulation AB.

The Notes

Interest, page 61

7. We note your disclosure that "[e]ach note will bear interest at either a fixed rate or a floating rate…" Please revise your disclosure here and throughout your prospectus as necessary to describe the actual notes being offered under the prospectus.

Sources of Funds to Pay the Notes – The Collateral Certificate, page 83

8. We note your statement on page 84 that the Invested Amount of each series of certificates issued by the master trust other than the collateral certificate will equal the stated dollar amount of "participation certificates issued to investors" less unreimbursed charge-offs, etc. It is not clear what you mean by the term "participation certificates." If you are referring to investor certificates, please revise to clarify, or advise.

The Sponsor – Credit Risk Retention, page 127

9. We note your statement on page 128 that Citibank may elect in the future to comply with the risk retention rules through any other means permitted under the rules, including through retention of the seller's interest and one or more offsetting horizontal retention interests. Please either delete this statement or provide the required disclosures with respect to these options. It is not sufficient merely to note that, in making any future election, Citibank will comply with the provisions of the U.S. risk retention rule, including applicable disclosure requirements.

The Master Trust – Master Trust Assets, page 132

10. We note that accounts designated to the master trust may be purchased from other credit card issuers. Please confirm that, with respect to assets originated by an originator other than Citibank or its affiliates, you will identify the originator and provide the disclosure required under Item 1110 of Regulation AB for all originators who (1) originated or are expected to originate 10% or more of the pool assets and (2) originated less than 10% of the pool assets if the cumulative amount originated by parties other than Citibank and its affiliates is more than 10% of the pool assets. See Item 1110(a) of Regulation AB.

11. Please also revise to indicate that you will disclose whether, and if so how, accounts purchased from other credit card issuers that are included the master trust deviate from Citibank's underwriting criteria pursuant to Item 1111(a)(8) of Regulation AB.

12. We note your statement in the second paragraph on page 134 that credit card accounts designated to the master trust in the future may have different eligibility criteria and may not be accounts of the same type previously included and that, therefore, you cannot provide any assurance that additional accounts will be of the same credit quality as the accounts currently designated to the master trust. This statement appears to conflict with your disclosure on page 175 that the receivables added to the pool will be subject to the same Rule 193 review as the accounts and receivables currently in the master trust pool. Please revise to reconcile these statements or advise.

13. Please also tell us what criteria will be used to select these additional revolving credit card accounts and how you intend to manage delinquencies in order to comply with the delinquent asset limitation requirement under General Instruction I.B.1.(e) of Form SF-3.

14. We note that the asset pool may include delinquent receivables. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. See General Instruction I.B.1(e) of Form SF-3.

New Requirements for SEC Shelf Registration

Asset Representations Review

Delinquency Trigger, page 150

15. We note that the delinquency trigger rate may be reviewed and adjusted upon the occurrence of the filing of "any" registration statement with the SEC. The Commission stated its expectation in Asset-Backed Securities Disclosure and Registration (SEC Release Nos. 33-9638; 34-72982) (the "2014 Regulation AB II Adopting Release") that the delinquency trigger will be an objective, specified threshold "negotiated by sponsors and investors in advance of the ABS issuance." Accordingly, please confirm that the delinquency trigger may only be adjusted upon the filing of a new registration statement, but not in a post-effective amendment to a prior registration statement. Refer to General Instruction I.B.1(b)(C)(1) of Form SF-3 and Section V.B.3(a)(2)(c)(i)(a) of the 2014 Regulation AB II Adopting Release.

Voting Trigger, page 152

16. We note that you have placed the 5% threshold for the asset review quorum in brackets. While we do not object to a 5% quorum requirement, as such requirement would align with the permissible restriction under the shelf provision of requiring no more than 5% of the total interest in the pool to initiate a vote, the quorum requirement may not be set higher than 5%. Please confirm that the asset review quorum will not exceed 5% in any offering conducted off of this registration statement.

Dispute Resolution, page 156

17. Please revise your disclosure here and elsewhere throughout the prospectus, as appropriate, to discuss how an investor may make a request or demand that Citibank repurchase any receivable, rather than solely referencing the provisions in the pooling and servicing agreement.

18. Please also revise your disclosure in this section to clarify that, for purposes of the dispute resolution provision, each investor in the notes will be deemed to be a "certificateholder," similar to the disclosure included in the asset representations review and investor communication sections.

Barbara J. Desoer
Citibank Credit Card Issuance Trust
December 14, 2015
Page 5

Review of Disclosure Regarding Master Trust Assets, page 175

19. We note your use of the term "prospectus supplement" in this section. Please revise such references to refer to the "prospectus." Refer to General Instruction IV of Form SF-3.

20. We note that Citibank has engaged a third party to assist in certain aspects of the review of pool assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (SEC Release No. 34-72936).

Demands for Repurchases of Receivables, page 178

21. We note that Citibank, as sponsor and originator, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding Citibank's financial condition if there is a material risk that the ability of Citibank to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) and Item 1110(c) of Regulation AB.

Annex I – The Master Trust Receivables and Accounts

22. We note that you present delinquency experience with an initial 35-day increment and 30-day increments thereafter. We also note that you present delinquency information for the static pool for receivables that are "35+ days" delinquent and "95+ days" delinquent. Please revise to provide delinquency disclosure in 30 or 31 day increments, beginning with assets that are 30 or 31 days delinquent. Refer to Item 1100(b)(1) and the Instruction to Item 1105(a)(3)(ii) of Regulation AB.

23. Please also confirm that you will update the delinquency, cumulative loss, and prepayment data tables as necessary so that the most recent periodic increment for the data is as of a date no later than 135 days of the date of first use of the prospectus. See Item 1105(a)(3)(ii) of Regulation AB and the instruction thereto.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 if you have questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Christopher Becker, Esq., Citigroup Inc.
        Christopher Lynch, Citigroup Inc.